AMENDED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

FEDERATION BREWING, LLC

February 15, 2014

A Manager-Managed Limited Liability Company

This Company Agreement of Federation Brewing, LLC, a LIMITED LIABILITY COMPANY organized pursuant to the California Revised Uniform Limited Liability Company Act (the "Act"), is entered into by and among the Company and the persons executing this Agreement as Members. Accordingly, in consideration of the conditions contained herein, the undersigned agree as follows:

ARTICLE I

Company Formation and Registered Agent

1.1 **FORMATION**. The Members have formed this Limited Liability Company ("Company") subject to the provisions of the Act.

1.2 **NAME**. The name of the Company is Federation Brewing, LLC.

1.3 **TERM**. The Company shall continue for a perpetual period, until

(a) Members whose capital interest exceeds 50 percent vote for dissolution; or (b) Any event which makes it unlawful for the business of the Company to be carried on by the Members; or (c) Any other event causing dissolution of this Limited Liability Company under the laws of the State of California.

1.4 **BUSINESS PURPOSE**. The purpose of the Company is to engage in any lawful act.

1.5 **PRINCIPAL PLACE OF BUSINESS**. The location of the principal place of business of the Company is

1445 Lakeside Dr. #106, Oakland, CA 94612

or such other place as the Managers from time to time select.

1.6 **THE MEMBERS**. The name and place of residence of each Member are contained in Exhibit 1 attached to this Agreement.

1.7 **ADMISSION OF ADDITIONAL MEMBERS**. Except as otherwise expressly provided in the Agreement, no additional members may be admitted to the Company without the prior unanimous written consent of the Members.

ARTICLE II

Capital Contributions

2.1 **INITIAL CONTRIBUTIONS**. The Members have made contributions to the Company capital as described in Exhibit 2 attached to this Agreement.

2.2 **ADDITIONAL CONTRIBUTIONS**. No Member shall be obligated to make any additional contribution to the Company's capital.

ARTICLE III

Profits, Losses and Distributions

3.1 **PROFITS/LOSSES**. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Exhibit 3 as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2 **DISTRIBUTIONS**. The Managers may determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV

Management

4.1 **MANAGEMENT OF THE BUSINESS**. The Members holding a majority of the capital interests in the Company shall elect as many Managers as the Members determine. Managers may be removed by Members holding a majority of the interests of the Company. The elected Manager(s) may either be a Member or Non-Member.

4.2 **MEMBERS**. The liability of the Members shall be limited as provided under the Act. Members that are not Managers shall take no part whatever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. The Managers may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

4.3 **POWERS OF MANAGERS**. The Managers are authorized on the Company's behalf to make all management decisions including, but not limited to, (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the Company's business. In the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing. All management decisions are to be made by majority agreement of the Managers.

4.4 **NOMINEE**. Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his/her/its willful misconduct.

4.5 **COMPANY INFORMATION**. Upon request, the Managers shall supply to any Member information required to be provided under the Act. The exercise of the rights contained in this article shall be at the requesting Member's expense.

4.6 **EXCULPATION**. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Managers to any liability to the Members.

4.7 **INDEMNIFICATION**. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Managers determine that he/she/it acted in good faith and in a manner he/she/it reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her/its conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.8 **RECORDS**. The Managers shall cause the Company to keep at its principal place of business all records required by the Act.

ARTICLE V

Compensation

5.1 **MANAGEMENT FEE**. Any Manager rendering services to the Company may be paid compensation commensurate with the value of such services.

5.2 **REIMBURSEMENT**. The Company may reimburse the Managers for any direct out-of-pocket expenses incurred by them in the course of the operation of the Company.

ARTICLE VI

Bookkeeping

6.1 **BOOKS**. The Managers or their designee shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Managers shall select. The Company's accounting period shall be the calendar year.

6.2 **MEMBERS' ACCOUNTS**. The Managers shall maintain separate capital accounts for each Member. Each Member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) any additional capital contribution made by him/her/it;

(b) credit balances transferred from his distribution account to his capital account;

and decreased by:

(a) distributions to him/her/it in reduction of Company capital;

(b) the Member's share of Company losses if charged to his/her/its capital account.

6.3 **REPORTS**. The Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each Member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII

Transfers

7.1 **ASSIGNMENT**. If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of his/her/its interest in the Company, such Member shall first make a written offer to sell such interest to the other Members at a price determined by mutual agreement. If such other Members decline or fail to elect to purchase such interest within thirty (30) days, and if the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, provided the Member secures an opinion of counsel regarding the legality of the transfer reasonably acceptable to the Company, the Member may make the proposed transfer. The purchaser or assignee shall have no right to participate in the management of the business and affairs of the Company and shall not become a Member without unanimous approval of the Members of the Company. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Members/Managers:



_____

Aram Cretan, Member/Manager

_____

Larry Cretan, Member/Manager

_____

Matt Hunter, Member/Manager

EXHIBIT 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR FEDERATION BREWING, LLC

LISTING OF MEMBERS

As of the 15th day of February 2014, the following is a list of Members of the Company:

Aram Cretan

Larry Cretan

Matthew Hunter

EXHIBIT 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR FEDERATION BREWING, LLC

CAPITAL CONTRIBUTIONS

The Members' initial contributions to the Company capital are as follows:

Aram Cretan	$1,000.00
Larry Cretan	$1,000.00
Matt Hunter	$1,000.00

EXHIBIT 3

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR FEDERATION BREWING, LLC

LISTING OF MANAGERS

As of the 15th day of February 2014, the following is a list of Managers of the Company:

Aram Cretan

Larry Cretan

Matthew Hunter